Report of Independent Registered
Public Accounting Firm

The Board of Trustees
The Dreyfus/Laurel Funds Trust

We have examined managements assertion,
included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds Trust, which is comprised of Dreyfus Emerging Markets Debt
Local Currency Fund and Dreyfus Equity Income
Fund (collectively, the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 as of May 31, 2015, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among
our procedures were the following tests performed
as of May 31, 2015, and with respect to agreement
of security purchases and sales, for the period from
April 30, 2015 (the date of the our last
examination), through May 31, 2015:
1.	Obtained The Bank of New York Mellons
(the Custodian) security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of all such securities to the
books and records of the Funds and the
Custodian;
4.	Agreement of pending purchase activity for
the Funds as of May 31, 2015 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of May 31, 2015 to documentation
of corresponding subsequent bank
statements;
6.	Agreement of five security purchases and
five security sales or maturities, if occurred,
since our last examination of the Funds
books and records to corresponding bank
statements.
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Service
Organization Control Report (SOC 1
Report) for the period April 1, 2014 to
March 31, 2015 and for the period July 1,
2014 through June 30, 2015 and noted no
relevant findings were reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31,
2015, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of The Dreyfus/Laurel Funds Trust, and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
December 23, 2015



















December 23, 2015
Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

We, as members of The Dreyfus/Laurel Funds Trust
(the Trust), comprised of Dreyfus Emerging
Markets Debt Local Currency Fund and Dreyfus
Equity Income Fund, (collectively, the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of
Investments by Registered Management Investment
Companies, of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2015 and from April 30,
2015 through May 31, 2015.
Based on this evaluation, We assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31,
2015, and from April 30, 2015 through May 31,
2015, with respect to securities reflected in the investment accounts of the Funds.


The Dreyfus/Laurel Funds Trust




Jim Windels
Treasurer


2